Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Corporation
Reports First Quarter 2025 Financial Results

Ottawa, Ontario, May 27, 2025 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three months ended March 31, 2025. Management will hold an investors' conference call later today (at 5 p.m. Eastern Time) to discuss the results.

First Quarter 2025 Business Summary:

(First quarter 2025 results for the three months ended March 31, 2025, compared to the comparable three-month period of 2024, except as mentioned.)

•	Revenue of $8.4 million with gross margin of 67.2% versus revenue of $7.5 million with gross margin of 59.6%.

•	Net income of $1.0 million versus a net loss of ($0.7) million; EBITDA of $1.2 million versus EBITDA of $114,000.

•	Cash and short-term bank deposits balance of $22 million and no debt as of March 31, 2025, compared with $20.6 million as of December 31, 2024.

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, "Senstar delivered a notable start to 2025, with double-digit revenue growth, a 752 basis point improvement in gross margin and over a 1,277 basis point expansion in EBITDA margin to 14.3% for the first quarter, reflecting the scalability of our model and disciplined execution. We achieved strong results across our core verticals, namely Corrections, Energy and Logistics, and experienced growing global demand for our MultiSensor solution. With our Business Development team now fully in place and focused on high-growth verticals, we are well positioned to expand our market presence and drive sustainable momentum moving forward.”

First Quarter 2025 Financial Results Summary

Revenue for the first quarter of 2025 was $8.4 million, an increase of 12.5% compared with $7.5 million in the first quarter of 2024.  First quarter gross profit was $5.7 million, or 67.2% of revenue, compared with $4.5 million, or 59.6% of revenue, in the year ago quarter. The increase in gross margin was primarily due to a well-balanced product mix, component and design cost optimization and efficient cost control.

Operating expenses were $4.6 million, an increase of 2% compared to the prior year's first quarter operating expenses of $4.5 million. The increase in operating expenses is primarily attributable to targeting marketing and selling spend in core growth verticals, positively offset by R&D investment optimization.
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Operating income for the first quarter of 2025 was $1.0 million compared to an operating loss of $73,000 in the year-ago period. The improvement is primarily attributable to increased revenue and gross margin expansion.

Financial income was $269,000 compared to $54,000 in the first quarter last year.

Net income in the first quarter of 2025 was $1.0 million, or $0.04 per share compared to a loss of ($0.7) million, or ($0.03) per share, in the first quarter of last year.

EBITDA for the first quarter of 2025 was $1.2 million versus $114,000 in the first quarter of 2024.

Cash and cash equivalents and short-term bank deposits of $22 million, or $0.94 per share as of March 31, 2025, compared with $20.6 million, or $0.88 per share, at December 31, 2024.

Earnings Conference Call Information:

The Company will host a conference call later today, May 27, 2025. The call will begin promptly at 5:00 p.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13753875.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1720224&tp_key=5654aa67a6
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Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13753875

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Kim Rogers,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-541-904-5075

-- Tables follow –
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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2025	2024	% change
Revenue	8,448	7,511	12
Cost of revenue	2,775	3,032	(8)

Gross profit	5,673	4,479	27
Operating expenses:
Research and development, net	900	982	(8)
Selling and marketing	2,265	2,095	8
General and administrative	1,461	1,475	(1)
Total operating expenses	4,626	4,552	2

Operating income (loss)	1,047	(73)
Financial income (expenses), net	269	54

Income (loss) before income taxes	1,316	(19)

Taxes on income (tax benefits)	297	727

Net income (loss)	1,019	(746)

Basic and diluted net income (loss) per share	$0.04	$(0.03)

Weighted average number of shares used in computing basic net income (loss) per share	23,326,653	23,309,987

Weighted average number of shares used in computing diluted net income (loss) per share	23,332,362	23,309,987
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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2025%	2024%

Gross margin	67.2	59.6
Research and development, net as a % of revenues	10.7	13.1
Selling and marketing as a % of revenues	26.8	27.9
General and administrative as a % of revenues	17.3	19.6
Operating margin	12.4	-
Net margin	12.1	-
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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2025	2024

GAAP income (loss)	1,019	(746)
Less:
Financial income (expenses), net	269	54
Taxes on income (tax benefits)	297	727
Depreciation and amortization	(160)	(187)
EBITDA	1,207	114

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2025	2024

CURRENT ASSETS:
Cash and cash equivalents	$21,879	$20,466
Short-term bank deposits	116	111
Restricted cash and deposits	5	5
Trade receivables, net	8,565	10,306
Unbilled accounts receivable	252	228
Other accounts receivable and prepaid expenses	2,298	2,161
Inventories	5,231	4,957

Total current assets	38,346	38,234

LONG TERM ASSETS:

Deferred tax assets	1,310	1,158
Operating lease right-of-use assets	463	528

Total long-term assets	1,773	1,686

PROPERTY AND EQUIPMENT, NET	1,454	1,328

INTANGIBLE ASSETS, NET	385	468

GOODWILL	10,399	10,360

TOTAL ASSETS	$52,357	$52,076
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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2025	2024

CURRENT LIABILITIES:

Trade payables	$2,047	$2,689
Deferred revenues and customer advances	2,712	3,044
Other accounts payable and accrued expenses	6,169	6,433
Short-term operating lease liabilities	237	254

Total current liabilities	11,165	12,420

LONG-TERM LIABILITIES:
Deferred revenues	1,373	1,171
Deferred tax liabilities	450	443
Long-term operating lease liabilities	248	296
Other long-term liabilities	62	70

Total long-term liabilities	2,133	1,980

SHAREHOLDERS' EQUITY

Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,326,653 shares issued and outstanding at March 31, 2025 and at December 31, 2024	-	-
Additional paid-in capital	37,527	37,377
Accumulated other comprehensive income (loss)	(796)	(980)
Foreign currency translation adjustments (stand-alone financial statements)	8,472	8,442
Accumulated deficit	(6,144)	(7,163)

TOTAL SHAREHOLDERS' EQUITY	39,059	37,676

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,357	$52,076

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